SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 23)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      SERIES A ESOP CONVERTIBLE JUNIOR
                     PREFERRED STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                               NOT AVAILABLE
                   (CUSIP Number of Class of Securities)

                            JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT-LAW
                        NORFOLK SOUTHERN CORPORATION
                           THREE COMMERCIAL PLACE
                        NORFOLK, VIRGINIA 23510-2191
                         TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           RANDALL H. DOUD, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000


         This Amendment No. 23 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

         ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented by the following:

         (e) On December 16, 1996, the District Court ordered that a hearing be held at 11:00 a.m., Philadelphia time, on December 17, 1996 to hear arguments concerning Plaintiffs' Motion for a Preliminary Injunction to enjoin Defendants from postponing the vote of the Company's shareholders scheduled for December 23, 1996.

         ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the following:

        (a)(62) Text of letter sent to the Company's shareholders commencing December 14, 1996.

        (a)(63) Text of Advertisement appearing in newspapers commencing December 16, 1996.


                                SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1996

                                   NORFOLK SOUTHERN CORPORATION

                                   By: /s/ JAMES C. BISHOP, JR.

                                   Name:  James C. Bishop, Jr.
                                   Title: Executive Vice President-Law

                                   ATLANTIC ACQUISITION CORPORATION

                                   By: /s/ JAMES C. BISHOP, JR.

                                   Name:  James C. Bishop, Jr.
                                   Title: Vice President and General Counsel



                              EXHIBIT INDEX

       Exhibit
       Number                  Description

       (a)(62) Text of letter sent to the Company's shareholders commencing December 14, 1996.

       (a)(63) Text of Advertisement appearing in newspapers commencing December 16, 1996.